Exhibit (a)(5)(viii)

EFiled: Mar 21 2013 05:16PM EDT Transaction ID 51259580 Case No. 8430-

IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

JIM STEWARD,	)
)
Plaintiff,	)
)
v.	)
	)	C.A. No.
SAUER-DANFOSS INC., JØRGEN M.	)
CLAUSEN, NIELS B. CHRISTIANSEN,	)
ERIC ALSTROM, KIM FAUSING, PER	)
HAVE, WILLIAM E. HOOVER, JR.,	)
JOHANNES F. KIRCHHOFF, ANDERS	)
STAHLSCHMIDT, RICHARD J.	)
FREELAND, STEVEN H. WOOD,	)
DANFOSS A/S, and DANFOSS	)
ACQUISITION, INC.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Jim Steward (“Plaintiff”), by his attorneys, for his complaint against defendants, alleges upon personal knowledge as to himself, and upon information and belief as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.             This is a stockholder class action brought by Plaintiff on behalf of himself and all other similarly situated public minority stockholders of Sauer-Danfoss Inc. (“Sauer-Danfoss” or the “Company”) to enjoin the acquisition (the “Buyout”) of the publicly held minority shares of Sauer-Danfoss common stock by the Company’s majority and controlling stockholder, Danfoss A/S (“Danfoss”) and its wholly-owned subsidiary Danfoss Acquisition, Inc. (“Merger Sub”).

2.             On March 1, 2013, Sauer-Danfoss announced that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Danfoss will commence a tender offer to acquire all of the remaining shares of Sauer-Danfoss that it currently does not own.  The Buyout has been approved by Sauer-Danfoss’ Board of Directors.  Under the terms of the Buyout, Sauer-Danfoss’ minority stockholders will receive $58.50 in cash for each share of Sauer-Danfoss common stock.  The transaction is valued at approximately $700 million.

3.             Danfoss owns approximately 75.6% of the outstanding shares of Sauer-Danfoss common stock, and the majority of the Board is comprised of individuals who work for Danfoss or are otherwise beholden to Danfoss.  From the beginning of the process leading to the Buyout, Danfoss made it clear that they had no interest in selling any part of its stake in Sauer-Danfoss, as is its right.  Rather than proceed with a Pure Resources tender offer directly to public minority stockholders, it chose to pursue a negotiated agreement with a Special Committee of the Board. However, the members of the Special Committee were not disinterested with respect to Danfoss, and suffered from disabling conflicts that prevented them from acting with undivided loyalty to the public minority stockholders of Sauer-Danfoss.

4.             On March 15, 2013, Danfoss commenced the tender offer with the filing of its Tender Offer Statement on Schedule TO (“TO”) with the Securities and Exchange Commission (“SEC”).  Sauer-Danfoss filed its Recommendation Statement in connection with the tender offer on Schedule 14D-9 with the SEC on the same date (“14D-9” and collectively with the TO, the “Disclosure Documents”).  The tender offer is scheduled to expire at 12:00 midnight, New York City time, on April 11, 2013, unless it is extended.  Following the tender offer, Danfoss will then acquire any Sauer-Danfoss shares not purchased in the tender offer in a second-step merger.  The Disclosure Documents misstate and/or omit material information regarding the Buyout that is essential to Sauer-Danfoss stockholders’ ability to make a fully informed decision on whether to tender their shares in the Buyout.

5.             As described below, both the value to Sauer-Danfoss minority public stockholders contemplated in the Buyout and the process by which Defendants entered into the Buyout are not entirely fair to Plaintiff and the other public minority stockholders of the Company.  As such, the Individual Defendants breached their fiduciary duties to Sauer-Danfoss public minority stockholders, and violated applicable legal standards governing the Individual Defendant’s conduct.

6.             Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

THE PARTIES

7.             Plaintiff Jim Steward is and was, at all times relevant hereto, a holder of Sauer-Danfoss common stock.

8.             Sauer-Danfoss is a Delaware corporation headquartered at 2800 East 13th Street, Ames, Iowa 50010.  Sauer-Danfoss is a manufacturer and supplier of hydraulic and electronic components.  The Company’s common stock is traded on the NYSE under the symbol “SHS.” Sauer-Danfoss is named herein as a necessary party in connection with the equitable relief sought.

9.             Defendant Jørgen M. Clausen (“Clausen”) has been a director of the Sauer-Danfoss since May 3, 2000, Chairman of the Company since May 5, 2004, and prior to that served as Vice Chairman of the Company from 2000 to 2004.  He was President and CEO of Danfoss until his retirement in October 2008.  Clausen also serves as the Chairman of Danfoss.

10.          Defendant Niels B. Christiansen (“Christiansen”) has been director of Sauer-Danfoss since July 10, 2008, and presently serves as Vice Chairman of the Board.  Christiansen was appointed President and CEO of Danfoss in October 2008.  Prior to that, he had been Vice CEO of Danfoss since November 2006.  From November 2004 through November 2006, he served as Executive Vice President and COO of Danfoss.

11.          Defendant Eric Alstrom (“Alstrom”) has been a director of Sauer-Danfoss since October 5, 2012.  Alstrom became the President and CEO of the Company on September 10, 2012.

12.          Defendant Kim Fausing (“Fausing”) has been a director of Sauer-Danfoss since July 10, 2008. Fausing has been Executive Vice President and COO of Danfoss since January 2008.  In 2007, Fausing became a divisional president of Danfoss.

13.          Defendant Per Have (“Have”) became a director of Sauer-Danfoss on November 9, 2009.  Have was appointed Chief Financial Officer of Danfoss in September 2009.  He has served as CEO of the Bitten and Mads Clausen Foundation, the controlling stockholder of Danfoss since 2007.  From 2006 to 2007, Have was Senior Vice President, Refrigeration & Air Conditioning Division of Danfoss.  From 2002 through 2005, he served as Vice President, Corporate Finance of Danfoss.

14.          Defendant William E. Hoover, Jr., (“Hoover”) has been a director of Sauer-Danfoss since July 10, 2008.  Hoover also serves on the board of directors of Danfoss.

15.          Defendant Anders Stahlschmidt (“Stahlschmidt”) has been a director of Sauer-Danfoss since September 16, 2010.  Stahlschmidt also serves as General Counsel of Danfoss.

16.          Defendant Johannes F. Kirchhoff (“Kirchhoff”) has been a director of Sauer-Danfoss since April 17, 1997.  Kirchhoff is Chairperson of the Compensation Committee and a member of the Audit Committee.

17.          Defendant Richard J. Freeland (“Freeland”) has been a director of Sauer-Danfoss since September 16, 2010.  Freeland is a member of the Audit Committee and the Compensation Committee.

18.          Defendant Steven H. Wood (“Wood”) has been a director of Sauer-Danfoss since January 1, 2003.  Wood is Chairperson of the Audit Committee and a member of the Compensation Committee.

19.          Defendants Clausen, Christiansen, Alstrom, Fausing, Have, Hoover, Stahlschmidt, Kirchhoff, Freeland and Wood are referred to herein collectively as the “Individual Defendants.”

20.          Defendant Danfoss is Danish corporation with its principal executive offices located in Nordborg, Denmark.  Danfoss engages in research, development and production, sales and service of mechanical and electronic components for several industries.

21.          Defendant Merger Sub is a Delaware corporation that is a wholly owned subsidiary of Danfoss.  Merger Sub is being used to facilitate the Buyout.

22.          The Individual Defendants, Sauer-Danfoss, Danfoss and Merger Sub are collectively referred to hereinafter as the “Defendants.”

CLASS ACTION ALLEGATIONS

23.          Plaintiff brings this action on behalf of himself and all other stockholders of the Company (except the Defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are, or will be, threatened with injury arising from Defendants’ actions, as more fully described herein.

24.          This action is properly maintainable as a class action for at least the following reasons:

(a)           The Class is so numerous that joinder of all members is impracticable.  As of February 25, 2013, there were over 12 million shares of Sauer-Danfoss common stock issued and outstanding, not owned by Danfoss, and likely owned by thousands of public minority stockholders;

(b)           Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature.  Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class.  Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class;

(c)           The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests; and

(d)           To the extent Defendants take further steps to effectuate the Buyout, preliminary and final injunctive relief on behalf of the Class as a whole will be entirely appropriate because Defendants have acted, or refused to act, on grounds generally applicable and causing injury to the Class.

25.          There are also questions of law and fact that are common to the Class including, inter alia, the following:

(a)           Whether the Individual Defendants breached their fiduciary duties of due care and loyalty with respect to Plaintiff and the other members of the Class as a result of the conduct alleged herein;

(b)           Whether the process implemented and set forth by the Defendants for the Buyout is fair to the members of the Class;

(c)           Whether Danfoss, as a controlling stockholder of Danfoss, at all relevant times, owed fiduciary duties to Plaintiff and the other members of the Class and breached those duties as a result of the conduct alleged herein; and

(d)           Whether Plaintiff and the other members of the Class would be irreparably harmed if Defendants are not enjoined from effectuating the proposed transaction described herein.

THE BUYOUT IS NOT ENTIRELY FAIR TO

SAUER-DANFOSS MINORITY STOCKHOLDERS

Background of the Buyout

26.          This is not Danfoss’ first attempt to cashout public minority stockholders for an inadequate price.  In December 2009, Christiansen, who is the President and CEO of Danfoss and a director of Sauer-Danfoss, delivered an unsolicited letter to the Board at the time proposing that Danfoss acquire all outstanding shares of Sauer-Danfoss not already owned by Danfoss for $10.10 cash per share.  Danfoss then unilaterally commenced a tender offer to make its bid directly to public minority stockholders for an acquisition at $13.25 cash per share.  Danfoss then increased the offer to $14 cash per share, but was still unable to attract sufficient stockholder tenders and the offer expired in April 2010.

27.          After failing in its efforts to close a tender offer made directly to the Company’s public minority stockholders, Danfoss elected to pursue the Buyout through a negotiated agreement with the Company.  Thus, on November 28, 2012, Christiansen delivered another unsolicited letter to the Board, this time proposing that Danfoss acquire all outstanding shares of Sauer-Danfoss not already owned by Danfoss for $49 cash per share. Danfoss’ letter stated that

We want to stress our willingness and desire to engage in productive and friendly discussions with the special committee and its advisors and to ensure that a process is followed that will result in a fair and mutually beneficial negotiated transaction.  We are hopeful that discussions can begin promptly and lead to the announcement of a friendly, negotiated transaction by year end.

28.          The letter also stated that “Danfoss has no interest in selling all or any part of its stake in Sauer-Danfoss.”  Predictably, the Board on the same day appointed the Special Committee consisting of Freeland, Kirchhoff and Wood.

29.          The Special Committee hired legal counsel on December 5, 2012, appointed Wood as Chairman on December 6, 2012, and hired Lazard Frères & Co. LLC’s (“Lazard”) as its financial advisor on December 18, 2012.

30.          On January 30, 2012, based on a presentation made by Lazard, the Special Committee determined that a sale of the entire Company to a third party could potentially result in the highest value to all stockholders of Sauer-Danfoss, including Danfoss.  The Special Committee also met with Shareholder A, who holds over 500,000 shares, which based on its own evaluation of believed that the Company was worth at least $60 per share.  The Special Committee then directed Lazard to make Danfoss a counteroffer of $61 per share.

31.          On February 7, 2013, Danfoss offered $54 per share, which was below the then current market price of approximately $55.50 for shares of Sauer-Danfoss.

32.          With the market still above Danfoss’ counter, on February 13, 2013, Danfoss increased its offer to $56.50 per share, which was $0.55 higher than the Company’s stock closed that day.

33.          On February 14, 2013, the Special Committee met with Shareholder B. Shareholder B, who owns approximately 5% of the Company’s outstanding shares, believed that the Company was worth $70.63 per share and other stockholders expect the offer price to be increased above $60 per share.  After this meeting, the Special Committee directed Lazard to contact Danfoss’ financial advisor, Citigroup Global Markets Inc. (“Citi”), to say they were willing to accept $59.50 per share.

34.          On February 18, 2013, Danfoss increased its offer to $57.50 per share.  The next day the Special Committee stated that they would be willing to accept a price of $58.50 per share.

35.          On February 21, 2013, Danfoss agreed to raise its offer to $58.50 per share.

36.          On February 28, 2013, the Special Committee approved the Buyout.  The following day, the Board approved the Buyout.

37.          On March 1, 2013, Sauer-Danfoss and Danfoss issued a joint press release announcing that they had entered into the Merger Agreement for the Buyout at $58.50 cash per share. The Merger Agreement provides for a majority of the minority tender condition and top-up option in the event that Danfoss does not achieve a 90% tender.

The Buyout is not Entirely Fair

38.          The Buyout is not entirely fair as to price and process.  As to process, the Special Committee was not disinterested with respect to Danfoss, and suffered from disabling conflicts that prevented them from acting with undivided loyalty to the public minority stockholders of Sauer-Danfoss.  Freeland, Kirchhoff and Wood were selected as members of the Special Committee even though they suffer from conflicts.  Freeland is the President-Engine Business of Cummins Inc. (“Cummins”).  Sauer-Danfoss and Cummins have a long-term business relationship.  Cummins has been the supplier to many of the original equipment manufacturers that the Company supplies.  Sauer-Danfoss marketing literature even highlights that its products are compatible with Cummins products.  In fact, Freeland became a member of the Sauer-Danfoss board after F. Joseph Loughrey, who was the president and COO of Cummins, retired his from his seat on the Board of Sauer-Danfoss after serving since June 23, 2000.  Kirchhoff also suffers from conflicts because of his long term continuous business relationship with Sauer-Danfoss.  Kirchhoff has been CEO and owner of FAUN Umwelttechnik GmbH & Co. KG, a German manufacturer of vehicles for waste disposal.  For years, Sauer-Danfoss had sales to FAUN Umwelttechnik GmbH & Co., of approximately $1.1 million, $1.7 million, and $1.7 million in 2012, 2011 and 2010, respectively.  Wood also suffers from conflicts because of his business relationship with Sauer-Danfoss.  From 2006 until February 2013, Wood was the CFO of Becker Underwood, Inc. (“Becker Underwood”), which, like Sauer-Danfoss, is headquartered Ames, Iowa.  Sauer-Danfoss and Becker Underwood are involved in the same community activities together.  For example, Sauer-Danfoss and Becker Underwood are both members of the Ames Economic Development Commission and also both sponsor charitable events jointly, such as the annual Golf Fore Kids held at Ames Golf & Country Club.

39.          With respect to price, the Buyout price is woefully inadequate, and Defendants’ rationale for a premium price implying a fair price is unsound given the Company’s strength and future growth prospects.  In addition to Shareholder A and Shareholder B, who believe that Sauer-Danfoss stock is worth at least $60 and $70.63 respectively, certain analysts believe the Company is worth more than the Buyout price.  According to seekingalpha.com article, “Sauer-Danfoss Should Be Past the Worst” by Stephen Simpson, Sauer-Danfoss is performing well relative to its peers and is worth more than what is being offered in the Buyout:

As Sauer-Danfoss (SHS) was one of the first ag/construction equipment companies to see significant weakening, I think the company’s relative stability could be a sign of improving conditions, and I think there is still room for these shares to go higher.

* * *

With my growth expectations being what they are (around 8%) and assigning an above-average discount rate for its small size and cyclical vulnerabilities, I see fair value around $62 on these shares.  That’s actually pretty significant undervaluation relative to the industrial sector these days, and that’s with estimates that could prove conservative.  As a result, I think Sauer-Danfoss is a name that is still worth considering for purchase even near 52-week highs.

40.          Rather than wait to allow Sauer-Danfoss stockholders to benefit from the anticipated recovery for industrial companies, the Company agreed to a Buyout on terms preferential to its controlling stockholder Danfoss, but detrimental to Plaintiff and the other public minority stockholders of Sauer-Danfoss.

41.          The Company’s strength is found in its cash flows.  Sauer-Danfoss has even managed to see record cash flows during the recovery phase for industrial companies.  Having managed to weather the storm, Sauer-Danfoss maintains a strong balance sheet because of its cash flows.  This was recently confirmed by Alstrom, President and CEO of the Company, in the earnings press release for the fourth quarter of 2012:

We generated $262 million of free cash flow for full year 2012, compared to the $299 million of record free cash flow of last year.  Our strong cash flow and earnings over the past couple of years has provided us a very solid balance sheet, or base, from which to drive our future growth plans[.]

42.          The Company’s strength is further confirmed by the research reports issued by several ratings agencies.  According to a recent research report by TheStreet Ratings, the Company is rated a “Buy” because of solid stock performance, a solid financial position with reasonable debt levels and notable return on equity.  Ford Equity Research also rates Sauer-Danfoss as a “Buy” because they project that the Company will outperform the market over the next six to twelve months based on earnings strength, relative valuation and recent price movement.

43.          Having failed to maximize the sale price for the Company, the Individual Defendants have breached the fiduciary duties they owe to the Company’s public minority stockholders because the Company has been improperly valued and stockholders will not likely receive adequate or fair value for their Sauer-Danfoss common stock in the Buyout.

The 14D-9 Fails to Disclose Material Information

44.          In addition to the flawed sale process and inadequate Buyout price, the Buyout is also unfair because the 14D-9 fails to provide the Company’s stockholders with material information and/or provides them with materially misleading information, thereby precluding Sauer-Danfoss’ public minority stockholders from making an informed decision as to whether to tender their shares in the Buyout.

45.          Critically, the 14D-9 fails to disclose any of the relationships and entanglements between the members of the Special Committee and Sauer-Danfoss and/or Danfoss and instead describes them as “independent” without any explanation.

46.          The 14D-9 also fails to disclose certain cash flow projections relied upon and observed by Lazard in connection with the Buyout, which are necessary for stockholders to evaluate and properly assess the credibility of the various analyses performed by Lazard and relied upon by the Board in recommending the Buyout.

47.          In connection with the Buyout, the Special Committee requested Sauer-Danfoss’ management to prepare financial projections to help evaluate the Buyout.  However, after receiving management’s projections, the Special Committee instructed Lazard to adjust management’s projections to provide a less optimistic view of the Company’s future growth.  In particular, the Special Committee (i) reduced the Company’s assumed growth rate in the Americas, Europe and APAC regions, and (ii) made downward adjustments of the EBITDA margin and capital expenditures and net working capital.  With respect to the adjusted financial projections relied upon by Lazard for its analysis, for years 2013-2017, the 14D-9 should disclose a more detailed description of the Special Committee’s basis for its downward adjustment of management’s projections in order to give stockholders a better understanding of why the Company’s management apparently understood less about the Company’s future growth than the members of the Special Committee who do not manage the Company.  The 14D-9 should also disclose the Company’s projections of free cash flows.  The information relating to the free cash flows is important because it is necessary to understand the various analyses performed by Lazard in connection with its fairness opinion.  One can only attempt to derive the projections of free cash flow because the definition of free cash flows is not disclosed.  The cash flow projections are particularly important here because the Company’s future growth plans are tied directly to its strong cash flow over the past couple of years and have provided the Company with a very solid balance sheet.  The projections disclosures, which are among the most important to stockholders that are faced with a decision as to whether to divest their ownership in a Company, are simply not adequate here.  As a result, Sauer-Danfoss stockholders cannot intelligently determine whether to tender their shares in the Buyout.

48.          These types of selective omissions of information that do not support the consideration being offered in the Buyout and are misleading, preclusive and indicative of a 14D-9 drafted to achieve a desired outcome in favor of the Buyout rather than to provide stockholders with a fair and accurate description of the financial advisor’s work.

49.          Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Sauer-Danfoss stockholders will continue to suffer absent judicial intervention.

COUNT I

Claim for Breach of Fiduciary Duties Against
the Individual Defendants and Entire Fairness

50.          Plaintiff repeats and realleges each and every allegation set forth herein.

51.          The Individual Defendants have violated the fiduciary duties owed to the public minority stockholders of Sauer-Danfoss and have acted to put the interests of Danfoss, and consequently their personal interests, ahead of the interests of  the Company’s minority stockholders or acquiesced in those actions by fellow Defendants.  These Defendants have failed to take adequate measures to ensure that the interests of Sauer-Danfoss’ minority stockholders are properly protected, and have engaged in a process that avoided competitive bidding and provided Danfoss with an unfair advantage by effectively excluding other alternative proposals.

52.          The Individual Defendants have also caused materially misleading and incomplete information to be disseminated to the Company’s public minority stockholders.  The Individual Defendants have an obligation to be complete and accurate in their disclosures.  The 14D-9 fails to disclose material information, including financial information and information necessary to prevent the statements contained therein from being misleading.  The misleading omissions and disclosures by defendants concerning information and analyses presented to and considered by the Board and its advisors affirm the inadequacy of disclosures to the Company’s stockholders. Because of defendants’ failure to provide full and fair disclosure, Plaintiff and the Class will be stripped of their ability to make an informed decision with respect to the Buyout, and thus are damaged thereby.

53.          By the acts, transactions, and courses of conduct alleged herein, these Defendants, individually and acting as a part of a common plan, will unfairly deprive Plaintiff and other members of the Class of the true value of their Sauer-Danfoss investment.  Plaintiff and other members of the Class will suffer irreparable harm unless the actions of these Defendants are enjoined and a fair process is substituted.

54.          By reason of the foregoing acts, practices, and courses of conduct, the Individual Defendants have failed to exercise loyalty, due care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

55.          As a result of the actions of Defendants, Plaintiff and the Class have been, and will be, irreparably harmed in that they have not, and will not, receive their fair portion of the value of Sauer-Danfoss’ stock and businesses, and will be prevented from obtaining a fair price for their common stock.

56.          Plaintiff and members of the Class have no adequate remedy at law.  Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that these actions threaten to inflict.

COUNT II

Claim for Breach of Fiduciary Duties
Against Danfoss and Entire Fairness

57.          Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

58.          As a controlling stockholder of Sauer-Danfoss, Danfoss owed the Company’s stockholders, at all relevant times, a duty of entire fairness and a duty not to misuse its own control of the Company for its own ends.  By virtue of the acts set forth above, Danfoss has breached such duty and injured the Class directly.

59.        Plaintiff and the other members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class, and against the Defendants as follows:

A.            Certifying this case as a class action, certifying Plaintiff as Class representative and his counsel as Class counsel;

B.            Permanently enjoining the Defendants and all those acting in concert with them from consummating the Buyout;

C.            To the extent that the Buyout is consummated before this Court’s entry of final judgment, rescinding it and setting it aside or awarding rescissory damages;

D.            Directing Defendants to account to Plaintiff and the Class for all damages suffered by them as a result of Defendants’ wrongful conduct alleged herein;

E.            Awarding Plaintiff the costs, expenses, and disbursements of this action, including any attorneys’ and experts’ fees and expenses and, if applicable, pre-judgment and post-judgment interest; and

F.             Awarding Plaintiff and the Class such other relief as this Court deems just, equitable, and proper.

ROSENTHAL, MONHAIT & GODDESS, P.A.

	By:	/s/ Carmella P. Keener
Carmella P. Keener (Del. Bar No. 2810)
919 North Market Street, Suite 1401
P.O. Box 1070
Wilmington, DE 19899-1070 (302) 656-4433

Counsel for Plaintiff

OF COUNSEL:

GARDY & NOTIS, LLP
Mark C. Gardy
James S. Notis
Charles A. Germershausen
560 Sylvan Avenue, Suite 3085
Englewood Cliffs, NJ 07632
(201) 567-7377

RYAN & MANISKAS, LLP
Richard A. Maniskas
995 Old Eagle School Road, Suite 311
Wayne, PA 19087 (484) 588-5516

March 21, 2013